ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2013	December 31, 2013

Current assets:
Cash and cash equivalents	¥45,668	42,121
Trade receivables, net	26,953	12,504
Inventories	31,849	32,914
Other current assets	8,319	8,321

Total current assets	112,789	95,860

Investment securities	5,923	5,040
Property, plant and equipment, net of accumulated depreciation of 43,869 million yen and 46,469 million yen, as of March 31, 2013 and December 31, 2013, respectively	41,368	40,938
Intangible assets, net of accumulated amortization of 4,334 million yen and 1,346 million yen, as of March 31, 2013 and December 31, 2013, respectively	15,833	3,344
Goodwill	41,670	47,800
Other assets	7,932	10,316

Total assets	¥225,515	203,298

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2013 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2013	December 31, 2013

Current liabilities:
Trade accounts payable	¥10,380	11,300
Accrued expenses	7,910	6,893
Income taxes payable	1,436	909
Accrued warranty expenses	1,889	1,675
Customer prepayments	3,198	3,110
Other current liabilities	3,087	2,664

Total current liabilities	27,900	26,551

Corporate bonds	25,000	25,000
Accrued pension and severance costs	26,785	28,243
Other liabilities	4,589	3,273

Total liabilities	84,274	83,067

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	42,801	43,492
Retained earnings	170,626	132,133
Accumulated other comprehensive income (loss)	(6,929)	8,326
Treasury stock, 25,773,688 shares and 25,368,364 shares as of March 31, 2013 and December 31, 2013, respectively	(97,620)	(96,083)

Total stockholders’ equity	141,241	120,231

Total liabilities and stockholders’ equity	¥225,515	203,298

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2013 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013

Net sales	¥97,186	79,251
Cost of sales	46,049	45,913

Gross profit	51,137	33,338

Research and development expenses	24,200	25,294
Selling, general and administrative expenses	26,113	29,380
Impairment charge	—	13,068

Operating income (loss)	824	(34,404)

Other income (expense):
Interest and dividend income	159	169
Interest expense	(97)	(104)
Gain on sale of investment securities	—	778
Other, net	(778)	(760)

Total other income (expense)	(716)	83

Income (loss) before income taxes and equity in earnings of affiliated company	108	(34,321)

Income tax expense (benefit)	2,059	(171)
Equity in earnings of affiliated company	34	2

Net income (loss)	¥(1,917)	(34,148)

	Yen
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013

Net income (loss) per share:
Basic	¥(11.05)	(196.12)
Diluted	(11.05)	(196.12)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2013 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2012	December 31, 2013

Net sales	¥24,628	19,613
Cost of sales	11,551	15,120

Gross profit	13,077	4,493

Research and development expenses	7,526	7,886
Selling, general and administrative expenses	8,096	9,949
Impairment charge	—	13,068

Operating income (loss)	(2,545)	(26,410)

Other income (expense):
Interest and dividend income	68	69
Interest expense	(37)	(34)
Gain on sale of investment securities	—	202
Other, net	(495)	(761)

Total other income (expense)	(464)	(524)

Income (loss) before income taxes and equity in earnings of affiliated company	(3,009)	(26,934)

Income tax expense (benefit)	431	(2,125)
Equity in earnings of affiliated company	4	0

Net income (loss)	¥(3,436)	(24,809)

	Yen
	Three months ended	Three months ended
	December 31, 2012	December 31, 2013

Net income (loss) per share:
Basic	¥(19.80)	(142.42)
Diluted	(19.80)	(142.42)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2013 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013

Comprehensive income (loss)
Net income (loss)	¥(1,917)	(34,148)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	7,345	15,147
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	(605)	209
Less reclassification adjustments for net gains (losses) realized in earnings	251	(503)
Net unrealized gains (losses)	(354)	(294)

Pension related adjustments	384	402

Total other comprehensive income	7,375	15,255

Total comprehensive income (loss)	¥5,458	(18,893)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2012	December 31, 2013

Comprehensive income (loss)
Net income (loss)	¥(3,436)	(24,809)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	13,201	9,428
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	208	133
Less reclassification adjustments for net gains (losses) realized in earnings	-	(131)
Net unrealized gains (losses)	208	2

Pension related adjustments	(23)	31

Total other comprehensive income	13,386	9,461

Total comprehensive income (loss)	¥9,950	(15,348)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2013 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013

Cash flows from operating activities:
Net income (loss)	¥(1,917)	(34,148)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,828	6,831
Deferred income taxes	(449)	(2,048)
Stock option compensation expense	581	870
Impairment charge	—	13,495
Changes in assets and liabilities:
Trade receivables	2,201	15,651
Inventories	(3,980)	311
Trade accounts payable	(4,624)	(79)
Accrued expenses	(5,296)	(1,310)
Income taxes payable	1,639	(631)
Accrued warranty expenses	(224)	(269)
Customer prepayments	76	(662)
Accrued pension and severance costs	952	1,207
Other	1,877	615

Net cash provided by (used in) operating activities	(3,336)	(167)

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	-	1,418
Acquisition of subsidiary, net of cash acquired	-	(1,272)
Proceeds from sale of property, plant and equipment	30	370
Purchases of property, plant and equipment	(9,527)	(5,096)
Purchases of intangible assets	(323)	(648)
Other	201	280

Net cash provided by (used in) investing activities	(9,619)	(4,948)

Cash flows from financing activities:
Increase (decrease) in short term debt	(25,000)	—
Proceeds from issuance of corporate bonds	25,000	—
Dividends paid	(3,356)	(3,369)
Other	334	501

Net cash provided by (used in) financing activities	(3,022)	(2,868)

Net effect of exchange rate changes on cash and cash equivalents	1,369	4,436

Net change in cash and cash equivalents	(14,608)	(3,547)

Cash and cash equivalents at beginning of period	58,218	45,668

Cash and cash equivalents at end of period	¥43,610	42,121

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2013 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively, “Advantest”) prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2013.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented. This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2013.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of certain significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Accrued pension and severance costs
The funded status, which is the difference between the fair value of plan assets and the projected benefit obligation, of pension plans is recognized in the consolidated balance sheets.

(iii) Business Combination
Goodwill arising from business combination is not amortized, but instead is tested for impairment at least annually. Acquisition related costs are expensed as incurred.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(iv) Stock option
Unused gains from stock based compensation are not recognized upon expiration of stock option.

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories.  The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

In February 2013, the FASB finalized the accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. This new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

(c)	Reclassification

Certain reclassifications have been made to the prior fiscal year’s consolidated financial statements to conform to the current quarter and year-to-date presentation.

(3) Inventories
Inventories at March 31, 2013 and December 31, 2013 were composed of the following:

	Yen (Millions)
	March 31, 2013	December 31, 2013

Finished goods	¥6,485	7,326
Work in process	11,378	12,448
Raw materials and supplies	13,986	13,140

	¥31,849	32,914

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(4) Investment Securities

Marketable equity securities are classified as available-for-sale securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2013 and December 31, 2013 were as follows:

	Yen (Millions)
	March 31, 2013

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥3,079	2,377	1	5,455

	Yen (Millions)
	December 31, 2013
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥2,625	1,966	22	4,569

Equity securities consist primarily of stocks issued by Japanese listed companies.

No proceeds from the sale of available-for-sale securities and no gross gains and losses were realized on the sale of available-for-sale securities for the nine months and three months ended December 31, 2012. Proceeds from the sale of available-for-sale securities for the nine months and three months ended December 31, 2013 were ¥1,298 million and ¥492 million. Gross realized gains on available-for-sales securities for the nine months and three months ended December 31, 2013 were ¥778 million and ¥202 million. No losses were realized on the sale of available-for-sale securities for the nine months and three months ended December 31, 2013.

Net realized gains and losses on the sale of available-for-sale securities are based on the average cost method and are included in “other income (expense)” in the consolidated statements of operations.

For the nine months and three months ended December 31, 2012, Advantest recognized impairment losses of ¥388 million and nil on available-for-sale securities, which were considered other-than-temporarily impaired. There were no impairment losses on available-for-sale securities, which were not considered other-than-temporarily impaired for the nine months and three months ended December 31, 2013.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2013 and December 31, 2013, were as follows:

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	March 31, 2013
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥-	-	5	1

	Yen (Millions)
	December 31, 2013
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥302	21	5	1

Advantest maintains non-marketable equity securities, which are recorded at cost and included in “investment securities” in the consolidated balance sheets. The carrying amounts of non-marketable equity securities were ¥468 million and ¥471 million at March 31, 2013 and December 31, 2013, respectively. For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value. Advantest had not estimated the fair value of the majority of these non-marketable equity securities aggregating ¥460 million and ¥471 million at March 31, 2013 and December 31, 2013, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that had impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, was other than temporary.

(5) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The instruments are not designated for trading or speculative purposes. Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

In accordance with U.S. GAAP, Advantest recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value of the derivatives are recorded as other income (expense).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Derivatives not designated as hedging instruments
Derivatives not designated as hedging instruments consist primarily of foreign exchange forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2013. The notional amounts of outstanding forward contracts for foreign currency sales were ¥147 million at March 31, 2013 and ¥420 million at December 31, 2013 respectively. The notional amounts of outstanding forward contracts for foreign currency purchases were ¥210 million at December 31, 2013.

Fair Value of Derivative Contracts
Fair values of derivatives not designated as hedging instruments at March 31, 2013 and December 31, 2013 were as follows:

Derivatives not designated as hedging instruments

	Yen (Millions)
	March 31, 2013		December 31, 2013
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥16	Other current assets	-

Liabilities
Foreign exchange contracts	Other current liabilities	¥0	Other current liabilities	2

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Effect of derivative instruments on the consolidated statements of operations

Derivatives not designated as hedging instruments
The effects of derivatives not designated as hedging instruments on the consolidated statements of operations for the nine months and three months ended December 31, 2012 and 2013 were as follows:

		Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
	Location of gain (loss) recognized in income on derivatives	Nine months ended December 31, 2012	Nine months ended December 31, 2013

Foreign exchange contracts	Other income (expense)	¥(62)	63

		Yen (Millions)
		Amount of gain (loss) recognized in income on derivatives
	Location of gain (loss) recognized in income on derivatives	Three months ended December 31, 2012	Three months ended December 31, 2013

Foreign exchange contracts	Other income (expense)	¥(68)	(27)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(6) Fair Value Measurement

Disclosure about the fair value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2013 and December 31, 2013.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	March 31, 2013		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥5,455	5,455	4,569	4,569
Foreign exchange contracts	16	16	-	-
Financial liabilities:
Foreign exchange contracts	0	0	2	2
Corporate bonds	25,000	25,026	25,000	25,044

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.  The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables and trade accounts payable:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.

Foreign exchange contracts:  The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Corporate bonds:  The fair value of corporate bonds is estimated using market quotes and are classified as Level 2.

Fair Value Hierarchy
U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of March 31, 2013 and December 31, 2013 carrying amount of assets and liabilities that were measured at fair value on a recurring basis by level was as follows:
		Yen (Millions)
		Fair Value Measurements at March 31, 2013
	Total	Level 1	Level 2	Level 3
Assets
Available-for-sale equity securities	¥5,455	5,455	-	-
Foreign exchange contracts	16	-	16	-
Total assets measured at fair value	5,471	5,455	16	-
Liabilities
Foreign exchange contracts	0	-	0	-
Total liabilities measured at fair value	¥0	-	0	-

		Yen (Millions)
		Fair Value Measurements at December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets
Available-for-sale equity securities	¥4,569	4,569	-	-
Total assets measured at fair value	4,569	4,569	-	-
Liabilities
Foreign exchange contracts	2	-	2	-
Total liabilities measured at fair value	¥2	-	2	-

Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities.  Changes in fair value of foreign exchange contracts are recorded as other income (expense).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

    Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of March 31, 2013 and December 31, 2013, the carrying amount of assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the year ended March 31, 2013 and December 31, 2013 was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2013
	Total	Level 1	Level 2	Level 3

Assets
Non-marketable equity securities	¥8	-	-	8
Assets held for sale	1,337	-	-	1,337
Total assets measured at fair value	¥1,345	-	-	1,345

		Yen (Millions)
		Fair Value Measurements at December 31, 2013
	Total	Level 1	Level 2	Level 3

Assets
Assets held for sale	1,230	-	-	1,230
Property, plant and equipment	-	-	-	-
Intangible assets	-	-	-	-
Total assets measured at fair value	¥1,230	-	-	1,230

As of December 31, 2012, there were no amount of assets and liabilities, which were measured at fair value on a nonrecurring basis. For the three month ended December 31, 2013, Advantest recognized loss of ¥107 million on certain building and land included as a corporate asset that was reclassified as assets held for sale and this loss was included in selling, general and administrative expenses in the accompanying quarterly consolidated statements of operations. The assets held for sale was included in other current assets on the quarterly consolidated balance sheets. As a result of expected future cash flows based on changes in the business environment weighed on profits, for the three months ended December 31, 2013, Advantest recognized impairment losses of ¥1,099 million and ¥11,671 million on property, plant and equipment and intangible assets, respectively included in semiconductor and component test system segment. Also, Advantest recognized impairment losses of ¥497 million and ¥228 million on property, plant and equipment and intangible assets, respectively included in mechatronics system segment. The total impairment loss of ¥13,495 million was included in cost of sales and impairment charge in the accompanying quarterly consolidated statements of operations.

The non-marketable equity securities are valued using the market and income approaches.  The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments.  The fair value of the assets held for sale was determined based on a third-party appraisal using similar assets and sales.  The fair value of the assets held for sale was reclassified to other current assets on the consolidated balance sheets.  The property, plant and equipment and the intangible assets are valued using the income approaches based on present value of expected future cash flows.  The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(7) Corporate Bonds
Corporate bonds at March 31, 2013 and December 31, 2013 were as follows:

	Yen (Millions)
	March 31, 2013	December 31, 2013

Unsecured corporate bonds
Maturity date May 25, 2015, 0.416% per annum	¥10,000	10,000
Maturity date May 25, 2017, 0.606% per annum	15,000	15,000
	¥25,000	25,000

(8) Income Taxes
As of December 31, 2012 and 2013, the estimated annual effective tax rate for FY2012 and FY2013 differ from the 37.8 and 37.7 percent statutory income tax rate primarily due to related impacts of valuation allowance on deferred tax assets, effects of foreign income tax rates, and effects of separate company income tax reporting positions.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(9) Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the nine months ended December 31, 2013 were as follows:

	Yen (Millions)
	Nine months ended December 31, 2013
	Foreign currency translation adjustment	Net unrealized gains (losses) on investment securities	Pension related adjustment	Accumulated other comprehensive income (loss)

Balance at March 31, 2013	¥3,934	1,549	(12,412)	(6,929)
Other comprehensive income (loss) before reclassifications	15,147	209	(304)	15,052
Amounts reclassified from
Accumulated other comprehensive Income (loss)	-	(503)	706	203
Net change during the period	15,147	(294)	402	15,255
Balance at December 31, 2013	¥19,081	1,255	(12,010)	8,326

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months and three months ended December 31, 2013 were as follow:

	Yen (Millions)
	Nine months ended December 31, 2013
	Amount reclassified from accumulated other comprehensive income (loss) *(1)	Affected line items in consolidated statements of income
Unrealized gains and
losses on investment securities	¥(778)	Other income (expense): Other, net
	275	Income taxes
	(503)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	914	(2)
Amortization of prior service cost	(126)	(2)
	(82)	Income taxes
	706	Net income (loss)
Total amount reclassified, net of
tax	¥203

(1)	Amounts in parentheses indicate gain in consolidated statements of operations.
(2)	The accumulated other comprehensive income components are included in the computation of net periodic pension cost (see note 11 for additional details).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended December 31, 2013
	Amount reclassified from accumulated other comprehensive income (loss) *(1)	Affected line items in consolidated statements of income
Unrealized gains and
losses on investment securities	¥(202)	Other income (expense): Other, net
	71	Income taxes
	(131)	Net income (loss)

Pension liability adjustments
Amortization of actuarial loss	307	(2)
Amortization of prior service cost	(42)	(2)
	(28)	Income taxes
	237	Net income (loss)
Total amount reclassified, net of
tax	¥106

(1)	Amounts in parentheses indicate gain in consolidated statements of operations.
(2)	The accumulated other comprehensive income components are included in the computation of net periodic pension cost (see note 11 for additional details).

(10)	Stock-Based Compensation

In July 2013, stock options were issued to directors, corporate auditors, executive officers and employees of the Company and directors and employees of its domestic and foreign subsidiaries under a stock option plan approved by the Board of Directors.  The number of granted shares totaled 2,763,000.  Options were granted with an exercise price of ¥1,669 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant.  The options have an exercise period of 4 years and are exercisable from April 1, 2014.

Stock based compensation expense recognized was ¥581 million and ¥870 million for the nine months ended December 31, 2012 and 2013, and ¥290 million and ¥432 million for the three months ended December 31 2012 and 2013, which were included in selling, general and administrative expenses. The tax related benefit was ¥161 million and ¥225 million for the nine months ended December 31, 2012 and 2013, and ¥81 million and ¥112 million for the three months ended December 31 2012 and 2013. As of March 31, 2013 and December 31, 2013, a valuation allowance was recorded against substantially all related deferred tax assets.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(11)	Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized were as follows:
	Yen (Millions)
	Nine months ended
	December 31, 2012		December 31, 2013
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥1,113	291	1,301	381
Interest cost	517	253	424	329
Expected return on plan assets	(225)	(198)	(348)	(244)
Amortization of unrecognized:
Net actuarial (gain) or loss	593	175	689	225
Prior service (benefit) cost	(126)	－	(126)	－

Net periodic benefit cost	¥1,872	521	1,940	691

	Yen (Millions)
	Three months ended
	December 31, 2012		December 31, 2013
	Japanese Plans	Non-Japanese Plans	Japanese Plans	Non-Japanese Plans

Service cost	¥373	120	434	145
Interest cost	172	86	142	113
Expected return on plan assets	(75)	(67)	(116)	(84)
Amortization of unrecognized:
Net actuarial (gain) or loss	198	59	229	78
Prior service (benefit) cost	(42)	－	(42)	－

Net periodic benefit cost	¥626	198	647	252

(12)	Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 30, 2012, Advantest declared cash dividends totaling ¥1,733 million, or ¥10 per share of common stock on June 4, 2012 to stockholders of record on March 31, 2012.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 25, 2012, Advantest declared cash dividends totaling ¥1,735 million, or ¥10 per share of common stock on December 3, 2012 to stockholders of record on September 30, 2012.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 30, 2013, Advantest declared cash dividends totaling ¥1,738 million, or ¥10 per share of common stock on June 4, 2013 to stockholders of record on March 31, 2013.
Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 29, 2013, Advantest declared cash dividends totaling ¥1,742 million, or ¥10 per share of common stock on December 2, 2013 to stockholders of record on September 30, 2013.

(13)	Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the nine months ended December 31, 2012 and 2013 were summarized as follows:

	Yen (Millions)
	Nine months ended
	December 31, 2012	December 31, 2013

Balance at beginning of period	¥2,129	1,889
Addition	2,268	1,917
Reduction	(2,491)	(2,186)
Translation adjustments	28	55

Balance at end of period	¥1,934	1,675

(14)	Other income (expense)

Other income (expense) includes impairment losses on investment securities of ¥388 million for the nine months ended December 31, 2012, and foreign exchange losses of ¥449 million and ¥475 million for the nine months and the three months ended December 31, 2012, respectively.

Other income (expense) includes foreign exchange losses of ¥961 million and ¥1,046 million for the nine months and the three months ended December 31, 2013, respectively.

(15)	Operating Segment Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

Reportable operating segment information for the nine months and three months ended December 31, 2012 and 2013 was as follows:

	Yen (Millions)
	Nine months ended December 31, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥72,505	10,122	14,559	－	97,186
Inter-segment sales	1,283	543	－	(1,826)	－
Net sales	73,788	10,665	14,559	(1,826)	97,186
Operating income (loss) before stock option compensation expense	9,027	(3,135)	488	(4,975)	1,405
Adjustment:
Stock option compensation expense					581
Operating income (loss)					¥824

	Yen (Millions)
	Nine months ended December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥51,299	10,031	17,921	－	79,251
Inter-segment sales	161	8	－	(169)	－
Net sales	51,460	10,039	17,921	(169)	79,251
Operating income (loss) before stock option compensation expense	(26,960)	(4,530)	2,095	(4,139)	(33,534)
Adjustment:
Stock option compensation expense					870
Operating income (loss)					¥(34,404)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended December 31, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥17,229	2,491	4,908	－	24,628
Inter-segment sales	121	－	－	(121)	－
Net sales	17,350	2,491	4,908	(121)	24,628
Operating income (loss) before stock option compensation expense	17	(1,179)	234	(1,327)	(2,255)
Adjustment:
Stock option compensation expense					290
Operating income (loss)					¥(2,545)

	Yen (Millions)
	Three months ended December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥10,086	3,244	6,283	－	19,613
Inter-segment sales	70	8	－	(78)	－
Net sales	10,156	3,252	6,283	(78)	19,613
Operating income (loss) before stock option compensation expense	(23,175)	(2,042)	923	(1,684)	(25,978)
Adjustment:
Stock option compensation expense					432
Operating income (loss)					¥(26,410)

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	March 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Total assets	¥99,168	18,242	36,065	72,040	225,515

	Yen (Millions)
	December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Total assets	¥76,962	17,172	40,502	68,662	203,298

Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

(16)	Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the nine months and the three months ended December 31, 2012 and 2013:

	Yen (Millions) except share and per share data
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2013
Numerator:
Net income (loss)	¥(1,917)	(34,148)

Denominator:
Basic weighted average shares of common stock outstanding	173,382,196	174,113,609
Dilutive effect of exercise of stock options	–	–

Diluted weighted average shares of common stock outstanding	173,382,196	174,113,609

Basic net income (loss) per share	¥(11.05)	(196.12)
Diluted net income (loss) per share	¥(11.05)	(196.12)

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	December 31, 2012	December 31, 2013
Numerator:
Net income (loss)	¥(3,436)	(24,809)

Denominator:
Basic weighted average shares of common stock outstanding	173,536,283	174,195,834
Dilutive effect of exercise of stock options	–	–

Diluted weighted average shares of common stock outstanding	173,536,283	174,195,834

Basic net income (loss) per share	¥(19.80)	(142.42)
Diluted net income (loss) per share	¥(19.80)	(142.42)

At December 31, 2012 and 2013, Advantest had outstanding stock options of 6,930,162 and 7,956,414 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.